2017 CSO Endorsement	In this endorsement “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy

This endorsement is made part of this policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies this policy as noted below.

1.	All references in this policy to the 2001 Commissioners Standard Ordinary mortality tables are deleted and replaced by references to the 2017 Commissioners Standard Ordinary mortality tables.

2.	The second paragraph of “The Basis We Use for Computation” provision is deleted and replaced by the following:

We use the 2017 Commissioners Standard Ordinary Male or Female Composite Age Nearest Birthday Ultimate Mortality Tables at attained ages 0-17, and the 2017 Commissioners Standard Ordinary Male or Female, Smoker or Nonsmoker Age Nearest Birthday Ultimate Mortality Tables at attained ages 18 and over, as the basis for determining maximum cost of insurance rates, net single premiums, and minimum cash surrender values. We take account of the sex, attained age, and class of risk of the insured person. However, the maximum cost of insurance rates, net single premiums, and minimum cash surrender values for the base policy do not vary by class of risk of insured persons for risk classifications of Standard or better.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[
Mark Pearson,	Dave S. Hattem, Senior Executive Director,
Chairman of the Board and Chief Executive Officer]1	Secretary and General Counsel]1

ICC18-S.18-10